Exhibit (e)(8)

Press Release

Paris, November 19, 2003

Alcan's revised offer: Pechiney and Alcan have agreed on the terms of the liquidity agreement which will be made available to beneficiaries of Pechiney stock options.

Pechiney and Alcan have agreed on the terms of the liquidity agreement which will be made available for acceptance to beneficiaries of Pechiney stock options. By entering into this liquidity agreement and subject to certain conditions, these optionees will (i) waive their right to obtain the registration into their shareholder account of their Pechiney shares purchased through exercise of their options and (ii) agree that these Pechiney shares would be lodged directly into the Alcan's shareholder account, in exchange for Alcan shares in accordance with a ratio equivalent to the consideration offered for one Pechiney share under the Offer.

Accordingly, any Pechiney shares underlying stock purchase or stock subscription options for which optionees enter into this liquidity agreement will not be included in the computation of the number of fully-diluted Pechiney shares for purposes of the Alcan's revised tender offer. These underlying shares (except for Pechiney shares underlying stock purchase options which are held by Pechiney in treasury and would be tendered by Pechiney into the Offer) will therefore not be included in the denominator of the formula used to determine whether the 95% threshold has been reached for the purposes of triggering payment of the additional cash consideration provided for in the Offer. More information related to Pechiney stock option plans is included in section III 3.1 of the French response statement (note en réponse) used by Pechiney and cleared by the French Commission des opérations de bourse under the visa number 03-926 dated October 27, 2003.

Furthermore, in order to facilitate the success of the Offer and taking into account the commitment made by Alcan to transfer in due time to Pechiney the relevant number of Pechiney shares allowing Pechiney to deliver these Pechiney shares if at any time the remaining unexercised stock purchase options are then exercised, Pechiney has confirmed to Alcan its intention to tender into the Offer the Pechiney shares held by Pechiney in treasury and underlying the unexercised stock purchase options. In that respect, it will be proposed to the Board of Directors of Pechiney to decide to tender these shares into the Offer no later than the last day of the period during which the Offer will be reopened pursuant to Article 5-2-3-1 of the general regulation of the French Conseil des marches financiers.

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A French offer prospectus (note d'information) issued by ALCAN Inc. and cleared by the French Commission des opérations de bourse under the visa number 03-858 dated October 2, 2003, is available on-line on the COB's website (www.cob.fr) as well as on the website www.offrepublique-alcan.com.

A French response statement (note en réponse) issued by PECHINEY and cleared by the French Commission des opérations de bourse under the visa number 03-926 dated October 27, 2003, is also available on-line on the COB's website (www.cob.fr) as well as on the Pechiney's website (www.pechiney.com).

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Pursuant to article 7 of COB Rule no. 2002-04, this press release was disclosed to the Commission des opérations de bourse before its release.

PECHINEY is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminum conversion and packaging. Pechiney achieved sales of €11.9 billion in 2002. It employs 34,000 employees.

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Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:		Press Contacts:
Charles L. Ranunkel:	Tél.: 33 1 56 28 25 07 Fax: 33 1 56 28 33 38	Chrystèle Ivins: Tél.: 33 1 56 28 24 18 chrystele.ivins@pechiney.com
PECHINEY 7, place du Chancelier Adenauer 75116 Paris, France E-mail: Pechiney-IR-Team@pechiney.com Internet: http://www.pechiney.com		Stephan Giraud: Tél.: 33 1 56 28 24 19 stephan.giraud@pechiney.com